June 3, 2010
Via U.S. Mail and Facsimile (703) 813-6984
Mr. Kevin Woody
Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549
Re:	Liberty Property Trust Form 10-K for the year ended December 31, 2009 Filed February 26, 2010 File No. 001-13130
Dear Mr. Woody,
We received your May 13, 2010 letter and appreciate your comments with respect to our filing. We understand that the purpose of your review of the above referenced filing is to assist us in our compliance with applicable disclosure requirements and to enhance the overall disclosure in our filings. Listed below are your comments and our responses:
Form 10-K for the year ended December 31, 2009
General
SEC Comment:
1.	We note that you filed a definitive proxy statement on April 20, 2010. We also note that information required by Part III of your Form 10-K for fiscal year ended December 31, 2009 is incorporated by reference from your proxy statement. Please note that we may have additional comments after we review your disclosure in the proxy statement.
Company Response:
Noted.
Item 2. Properties, page 17
SEC Comment:
2.	We note your table of expiring square feet and annual rent by year on page 19. Please revise your disclosure in future filings to provide a schedule of lease expirations for each of the next ten years, including the number of tenants whose leases will expire, the total area in square feet covered by such leases, the annual rental represented by such leases and the percentage of gross annual rental represented by such leases. Please tell us what the revised disclosure would look like.

LPT Response Letter to Mr. Kevin Woody, Branch Chief
Securities and Exchange Commission
June 3, 2010

Company Response:
In response to the Staff’s comment, the Company will revise the referenced disclosure in future filings in substantially the manner set forth on Schedule 1 attached to this letter.
SEC Comment:
3.	Please also revise your disclosure in future filings to disclose the average effective annual rental per square foot as of the end of your most recently completed fiscal year on a portfolio basis. Please tell us what the revised disclosure would look like.
Company Response:
Note (1) to the properties schedule listed on page 18 will be revised in future filings to include the requested additional disclosure. The revised note (1) will appear substantially as follows:
(1) Net rent represents the contractual rent per square foot multiplied by the tenant’s square feet leased at December 31, 2009 for tenants in occupancy. Average annual rent per square foot for the Wholly Owned Properties in Operations is $8.61 and for the Joint Venture Properties in Operation it is $11.51. Net rent does not include the tenant’s obligation to pay property operating expenses and real estate taxes.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Investments in Unconsolidated Joint Ventures, page 29
SEC Comment:
4.	Please provide us with, and enhance your disclosure to include, greater detail of the impairment charges recorded during the current year. In your response tell us the specific investments that were effected and the change in circumstances that occurred during the fourth quarter that lead management to conclude that the assets were impaired. Additionally, explain to us how this relates to the $15 million impairment charge recorded on goodwill during the fourth quarter.
Company Response:
With respect to your request that we identify the specific investments that were effected, we direct the Staff’s attention to the table, appearing on page 30 of the 10-K, which identified the investments that had impairment charges. The table and introductory sentence are as follows:

LPT Response Letter to Mr. Kevin Woody, Branch Chief
Securities and Exchange Commission
June 3, 2010

The Company’s investments in unconsolidated joint ventures as of December 31, 2009 before and after the impairment charge are as follows:

	December 31, 2009
	Before		After
	Impairment	Impairment	Impairment
Liberty Venture I, LP	$11,238	$—	$11,238
Kings Hill Unit Trust	3,198	—	3,198
Liberty Illinois, LP	26,531	6,964	19,567
Liberty AIPO LP	13,302	—	13,302
Silversword Properties, Ltd.	10,618	2,170	8,448
Cambridge Medipark Ltd.	6,618	—	6,618
Blythe Valley JV Sarl	8,991	5,608	3,383
Liberty Washington, LP	137,429	64,060	73,369
Liberty Commerz 1701 JFK Boulevard, LP	36,461	—	36,461

Total	$254,386	$78,802	$175,584

We believe the paragraph in the 10-K on page 30 which preceded the table addressed the circumstances that occurred during the fourth quarter that lead us to conclude that the assets were impaired. This paragraph appeared as follows:
The Company developed the budgets for its unconsolidated joint ventures during the fourth quarter of 2009. For certain of the unconsolidated joint ventures, the budgets suggested a continuing situation of weak demand for space and intense competition for tenants leading to another year of stagnant rents. This continuing and sustained impairment in value as suggested by the 2010 budgets and the other assessment considerations described above caused the Company to conclude that the decline in value was other than temporary for four of the Company’s investments in unconsolidated joint ventures.
In evaluating the magnitude of the impairment and the timing of the impairment, the Company also considered the economy and its operating performance in 2009 as referenced in the preceding disclosure. In the Management’s Discussion and Analysis of Financial Condition and Results of Operations included in the Company’s 2008 10-K, the Company identified uncertainty in the global credit markets and weakness in the general economy. These conditions persisted throughout 2009 as disclosed in the 2009 10-K. While the general economy weakened, Liberty’s portfolio of properties continued to operate well compared to the market for the first half of 2009. During the fourth quarter of 2009, the Company evaluated the following data with respect to its operating performance:

	Increase (decrease) in
	rents for renewal and	Occupancy — JV
	replacement leases	Properties
Q1-2009	0.2%	91.8%
Q2-2009	5.0%	88.4%
Q3-2009	(13.9%)	88.8%
Q4-2009	(13.7%)	87.7%

LPT Response Letter to Mr. Kevin Woody, Branch Chief
Securities and Exchange Commission
June 3, 2010

Additionally during the fourth quarter of 2009, the Company completed its budgets for 2010. The 2010 budget process, along with the Company’s evolving analysis of the global credit market and the general economy, suggested a continuing decline in rental rates with some recovery of occupancy. These metrics, considered along with the sluggish recovery experienced in the United States and United Kingdom, led the Company to conclude during its Q4-2009 evaluation that the loss in value of the joint venture investments was other than temporary.

With respect to the Staff’s inquiry about the goodwill impairment, the goodwill represents the amount paid in excess of the fair market value of the net assets acquired in connection with the acquisition of Republic Property Trust in October 2007. The goodwill is therefore allocated entirely to the D.C. reporting unit within the Philadelphia/D.C. segment.

The Company assesses goodwill for impairment annually in November and in interim periods if certain events occur indicating that the carrying value may be impaired. In November 2009, the Company performed the impairment test by following the two-step approach as outlined in ASC 350-20-35. In Step 1, the carrying value for the D.C. reporting unit including the goodwill was compared to its fair value. It was determined that the carrying value for the D.C. reporting unit was greater than its fair value. The Company then performed Step 2 to determine the fair value of the goodwill. The Company performed this step by allocating the fair value of the D.C. reporting unit to all of the assets and liabilities as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the price paid to acquire the reporting unit.

The fair value of the Company’s investment in the Liberty Washington joint venture was impaired by $64.1 million during 2009. As a result of performing the impairment testing for goodwill, the Company determined that the value of the goodwill should be zero.
Item 15. Exhibits and Financial Statement Schedules, page 128
Exhibit Index
SEC Comment:
5.	Refer to the agreements filed as exhibits 10.18 and 10.19 to your Form 10-K. We note that the agreements, as filed, omit schedules and exhibits to the agreements. Item 601(b)(10) of Regulation S-K requires you to file all material contracts in their entirety. Please file the complete agreements with your next quarterly report or tell us why you believe these agreements are no longer material to investors.

LPT Response Letter to Mr. Kevin Woody, Branch Chief
Securities and Exchange Commission
June 3, 2010

Company Response:
The Company will file the complete agreements (including the omitted schedules and exhibits) as exhibits to its next quarterly report on Form 10-Q. At that time, the Company will consider submitting a request for confidential treatment for certain portions of the agreements and the omitted schedules and exhibits pursuant to the provisions of Rule 24b-2 promulgated by the SEC under the Securities Exchange Act of 1934, as amended. The Company notes that confidential treatment applications were filed by the Trust and the Operating Partnership in February 2008 with respect to the agreements themselves, and that such applications (CF Nos. 21645 and 21646, respectively) were granted by the Staff in August 2008.
* * * * *
We acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions with respect to our responses or require any additional information, please feel free to call me at 610-648-1777.
Very truly yours,
George J. Alburger, Jr.
Executive Vice President and
Chief Financial Officer
GJA/amb
Encl.

Schedule 1

	Industrial — Distribution				Industrial — Flex				Office				Total
	Number			% of	Number			% of	Number			% of	Number			% of
	of	Square	Annual	Annual	of	Square	Annual	Annual	of	Square	Annual	Annual	of	Square	Annual	Annual
	Tenants	Feet	Rent	Rent	Tenants	Feet	Rent	Rent	Tenants	Feet	Rent	Rent	Tenants	Feet	Rent	Rent

Wholly Owned Properties in Operation:
2010	50	3,283	$14,056	9.6%	135	1,585	$14,236	13.8%	290	2,297	$29,846	9.5%	475	7,165	$58,138	10.3%
2011	61	3,063	13,736	9.4%	113	1,308	12,201	11.8%	228	2,027	29,022	9.2%	402	6,398	54,959	9.7%
2012	53	4,839	22,457	15.3%	115	1,599	15,175	14.7%	243	2,278	38,289	12.1%	411	8,716	75,921	13.4%
2013	40	2,395	11,954	8.2%	91	1,510	15,019	14.5%	182	2,524	41,630	13.2%	313	6,429	68,603	12.1%
2014	35	2,666	13,728	9.4%	69	999	10,509	10.2%	147	2,804	43,520	13.8%	251	6,469	67,757	12.0%
2015	27	3,075	15,029	10.3%	46	955	9,973	9.6%	96	2,196	32,202	10.2%	169	6,226	57,204	10.1%
2016	13	1,949	9,882	6.8%	24	678	7,307	7.1%	51	1,535	27,923	8.8%	88	4,162	45,112	8.0%
2017	10	1,637	8,221	5.6%	21	511	5,670	5.5%	22	499	8,907	2.8%	53	2,647	22,798	4.0%
2018	12	1,675	10,681	7.3%	9	263	2,388	2.3%	20	725	14,502	4.6%	41	2,663	27,571	4.9%
2019	10	1,323	7,745	5.3%	4	247	3,248	3.1%	24	1,213	24,926	7.9%	38	2,783	35,919	6.4%
Thereafter	12	2,195	18,836	12.9%	11	468	7,719	7.5%	28	1,286	24,870	7.9%	51	3,949	51,425	9.1%

Total	323	28,100	$146,325	100.0%	638	10,123	$103,445	100.0%	1,331	19,384	$315,637	100.0%	2,292	57,607	$565,407	100.0%

Joint Venture Properties in Operation:

2010	7	474	$2,559	6.9%	2	24	$746	16.0%	56	381	$8,468	7.0%	65	879	$11,773	7.2%
2011	10	1,060	4,011	10.8%	1	11	304	6.5%	34	452	11,546	9.6%	45	1,523	15,861	9.8%
2012	9	401	1,904	5.1%	4	63	1,727	37.0%	13	174	4,374	3.6%	26	638	8,005	4.9%
2013	6	896	3,466	9.3%	—	—	—	—	13	153	3,761	3.1%	19	1,049	7,227	4.4%
2014	7	1,124	5,194	14.0%	2	25	729	15.6%	20	398	10,642	8.8%	29	1,547	16,565	10.2%
2015	5	956	4,459	12.0%	—	—	—	—	20	194	4,657	3.9%	25	1,150	9,116	5.6%
2016	7	552	3,114	8.4%	1	36	1,031	22.1%	12	469	12,082	10.0%	20	1,057	16,227	10.0%
2017	4	720	3,350	9.0%	—	—	—	—	5	200	4,844	4.0%	9	920	8,194	5.0%
2018	5	726	3,964	10.7%	1	5	130	2.8%	12	48	1,665	1.4%	18	779	5,759	3.5%
2019	1	500	3,151	8.5%	—	—	—	—	15	203	5,957	4.9%	16	703	9,108	5.6%
Thereafter	3	401	1,914	5.2%	—	—	—	—	13	1,443	52,713	43.7%	16	1,844	54,627	33.6%

Total	64	7,810	$37,086	100.0%	11	164	$4,667	100.0%	213	4,115	$120,709	100.0%	288	12,089	$162,462	100.0%